September 1, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Institutional Trust”) (Registration Nos. 333-30810 and 811-09819) Certified Shareholder Report on Form N-CSR Filed on March 4, 2016, Pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as Amended (the “1940 Act”); State Street Master Funds (the “Master Trust”) (Registration No. 81109599) Certified Shareholder Report on Form N-CSR Filed on March 4, 2016, Pursuant to Rule 30b2-1 under the 1940 Act; Navigator Securities Lending Trust (the “Securities Lending Trust”) (Registration No. 811-07567) Certified Shareholder Report on Form N-CSR Filed on March 4, 2016, Pursuant to Rule 30b2-1 under the 1940 Act (collectively, the “Shareholder Reports”)

Ladies and Gentlemen:

This letter provides the Trusts’ responses to comments on the above-referenced Shareholder Reports of the Trusts, relating to the Funds listed on Schedule A hereto, each a series of a Trust, that Mr. Eskildsen provided by e-mail to Adam Schlichtmann on July 27, 2016. For convenience of reference, each of the comments is summarized before the relevant Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Shareholder Report.

1.	With respect to the Shareholder Reports of the Institutional Trust and the Master Trust, in future reports, please include the language required by Item 27(b)(6) of Form N-1A. We note that the Securities Lending Trust’s Shareholder Report includes this disclosure.

Response: The requested language will be added.

2.	We note that the Shareholder Report of the Institutional Trust includes the following statement in Note 3 under “Notes to Financial Statements” relating to the State Street Institutional Liquid Reserves Fund: “The custodian will reimburse the Fund in the amount of $925,062, in connection with an excess expense payment made from the Fund to the custodian on December 31, 2015. This amount is contained within Due from Affiliate on the Statement of Assets and Liabilities.” Please inform the Staff of the Securities and Exchange Commission (the “SEC”) when this receivable is settled.

-2-	September 1, 2016

Response: The Fund received the amount referenced on January 4, 2016, which was the first business day following the date of the expense payment by the Fund.

3.	Per Item 3, Instruction 1, of Form N-1A, in future financial statements, please round all percentages to the nearest hundredth of one percent. We note that the Institutional Trust’s Shareholder Report includes the following table under “Financial Highlights Expense Ratios,” which is not compliant with this requirement:

Expenses before waivers and payments by affiliates	0.411%	0.401	%(d)	0.345%	0.345%	0.345%
Expenses net of waivers and payments by affiliates	0.280%	0.331	%(d)	0.345%	0.345%	0.345%

Response: The requested change will be made.

4.	We note that under “Return of Capital Distributions” in the Institutional Trust’s Shareholder Report, the State Street Aggregate Bond Index Fund discloses that it made a capital distribution during the year ended December 31, 2015. Please confirm that the Fund complied with Rule 19a-1 of the 1940 Act.

Response: The Fund’s Administrator has confirmed the Fund’s compliance with Rule 19a-1 of the 1940 Act with respect to the distributions referenced in the Staff’s comment.

5.	With respect to the Institutional Trust’s Shareholder Report, we note that, under “Management Discussion of Fund Performance” for the State Street Hedged International Developed Equity Index Fund, a considerable portion of the “Net Increase (Decrease) in Net Assets from Operations” was attributable to investments in various derivative products. In future reports, please discuss the Fund’s use of derivatives and their impact on Fund performance in the “Management Discussion of Fund Performance” section. We note that all other Funds in the Shareholder Reports discuss derivative usage in this section.

Response: Consistent with Item 27(b), Instruction 7(i), of Form N-1A, in future reports, the Fund will discuss the Fund’s use of derivatives and impact on Fund performance to the extent its use of derivatives materially affected the Fund’s performance during its most recently completed reporting period.

-3-	September 1, 2016

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Each Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann
Adam M. Schlichtmann

SCHEDULE A

STATE STREET INSTITUTIONAL INVESTMENT TRUST
STATE STREET AGGREGATE BOND INDEX FUND

STATE STREET AGGREGATE BOND INDEX PORTFOLIO

STATE STREET CLARION GLOBAL INFRASTRUCTURE & MLP FUND

STATE STREET CLARION GLOBAL REAL ESTATE INCOME FUND

STATE STREET EQUITY 500 INDEX FUND

STATE STREET EQUITY 500 INDEX II PORTFOLIO

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL EQUITY EX-U.S. PORTFOLIO

STATE STREET GLOBAL EQUITY EX-US INDEX FUND

STATE STREET HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND

STATE STREET INSTITUTIONAL LIQUID RESERVES FUND

STATE STREET INSTITUTIONAL TREASURY MONEY MARKET FUND

STATE STREET INSTITUTIONAL TREASURY PLUS MONEY MARKET FUND

STATE STREET INSTITUTIONAL U.S. GOVERNMENT MONEY MARKET FUND

STATE STREET SMALL/MID CAP EQUITY INDEX FUND

STATE STREET SMALL/MID CAP EQUITY INDEX PORTFOLIO

STATE STREET TARGET RETIREMENT 2015 FUND

STATE STREET TARGET RETIREMENT 2020 FUND

STATE STREET TARGET RETIREMENT 2025 FUND

STATE STREET TARGET RETIREMENT 2030 FUND

STATE STREET TARGET RETIREMENT 2035 FUND

STATE STREET TARGET RETIREMENT 2040 FUND

STATE STREET TARGET RETIREMENT 2045 FUND

STATE STREET TARGET RETIREMENT 2050 FUND

STATE STREET TARGET RETIREMENT 2055 FUND

STATE STREET TARGET RETIREMENT 2060 FUND

STATE STREET TARGET RETIREMENT FUND

STATE STREET MASTER FUNDS
STATE STREET EQUITY 500 INDEX PORTFOLIO

STATE STREET MONEY MARKET PORTFOLIO

STATE STREET TREASURY MONEY MARKET PORTFOLIO

STATE STREET TREASURY PLUS MONEY MARKET PORTFOLIO

STATE STREET U.S.GOVERNMENT MONEY MARKET PORT

STATE STREET NAVIGATOR SECURITIES LENDING TRUST
STATE STREET NAVIGATOR SECURITIES LENDING MET PORTFOLIO

STATE STREET NAVIGATOR SECURITIES LENDING PRIME PORTFOLIO

STATE STREET NAVIGATOR SECURITIES LENDING TIAA-CREF S/T LENDING PORTFOLIO